# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vor Biopharma Inc., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 09/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001910025

## Reporting persons
- Qiming Venture Partners VIII Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 414,487; shared voting power 0; sole dispositive power 414,487; shared dispositive power 0; aggregate amount beneficially owned 414,487 (4.55% of the class)
  Comment: Note to Row (5) (7) and (9): consists of (i) 371,420 shares of the Issuer's common stock and 43,067 shares of common stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4) within 60 days of September 24, 2025.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of (i) 9,022,080 common stock outstanding as of September 24, 2025, which is based on the information provided by the Issuer and (ii) an aggregate of 94,631 common stock issuable upon the exercise of the Pre-Funded Warrants within 60 days of September 24, 2025.
- Qiming Venture Partners VIII-HC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 496,272; shared voting power 0; sole dispositive power 496,272; shared dispositive power 0; aggregate amount beneficially owned 496,272 (5.44% of the class)
  Comment: Note to Row (5) (7) and (9): consists of (i) 444,708 shares of the Issuer's common stock and 51,564 shares of common stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4) within 60 days of September 24, 2025.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of (i) 9,022,080 common stock outstanding as of September 24, 2025, which is based on the information provided by the Issuer and (ii) an aggregate of 94,631 common stock issuable upon the exercise of the Pre-Funded Warrants within 60 days of September 24, 2025.
- Qiming GP VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 414,487; shared voting power 0; sole dispositive power 414,487; shared dispositive power 0; aggregate amount beneficially owned 414,487 (4.55% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this Schedule 13G filing, Qiming GP VIII, LLC is the general partner of Qiming Venture Partners VIII, L.P. and Qiming VIII Strategic Investors Fund, L.P., which are the members of the Qiming Venture Partners VIII Investments, LLC with 99.50% and 0.50% equity interest in Qiming Venture Partners VIII Investments, LLC, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of (i) 9,022,080 common stock outstanding as of September 24, 2025, which is based on the information provided by the Issuer and (ii) an aggregate of 94,631 common stock issuable upon the exercise of the Pre-Funded Warrants within 60 days of September 24, 2025.
- Qiming GP VIII-HC, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 496,272; shared voting power 0; sole dispositive power 496,272; shared dispositive power 0; aggregate amount beneficially owned 496,272 (5.44% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this Schedule 13G filing, Qiming GP VIII-HC, LLC is the general partner of Qiming Venture Partners VIII-HC, L.P.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of (i) 9,022,080 common stock outstanding as of September 24, 2025, which is based on the information provided by the Issuer and (ii) an aggregate of 94,631 common stock issuable upon the exercise of the Pre-Funded Warrants within 60 days of September 24, 2025.

## Item 1. Issuer
Name of issuer: Vor Biopharma Inc.
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, MA, 02116.

## Item 2. Person Filing
Name of person filing: Qiming Venture Partners VIII Investments, LLC ("QVP VIII LLC"), Qiming Venture Partners VIII-HC, L.P. ("QVP VIII-HC"), Qiming GP VIII, LLC, Qiming GP VIII-HC, LLC (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The registered address of each of the Reporting Persons is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: All Reporting Persons are organized in Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 371,420 shares of the Issuer's common stock and pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 538,752 shares of common stock held by QVP VIII LLC; and (ii) 444,708 shares of the Issuer's common stock and Pre-Funded Warrants exercisable for up to 645,059 shares of common stock held by QVP VIII-HC. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, QVP VIII LLC and QVP VIII-HC, together with their affiliates and other attribution parties, would own more than 9.99% of the outstanding shares of common stock. QVP VIII LLC and QVP VIII-HC are currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 910,759 shares of common stock.
Percent of class: Due to the Beneficial Ownership Blocker listed in the Pre-Funded Warrants, the Reporting Persons' aggregated beneficial ownership percentage is 9.99%. Such percentage is based upon the sum of (i) 9,022,080 shares of common stock outstanding as of September 24, 2025, as provided by the Issuer; (ii) 371,420 and 444,708 shares of common stock issued to QVP VIII LLC and QVP VIII-HC, respectively, subsequent to September 22, 2025 upon the exercise of Pre-Funded Warrants by the respective Reporting Persons; and (iii) an aggregate of 94,631 shares of common stock issuable upon the exercise of the Pre-Funded Warrants within 60 days of September 24, 2025.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Qiming Venture Partners VIII Investments, LLC: /s/ Holan Lam, Holan Lam/Manager (11/05/2025)
- Qiming Venture Partners VIII-HC, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (11/05/2025)
- Qiming GP VIII, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (11/05/2025)
- Qiming GP VIII-HC, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (11/05/2025)